FRANKLIN CALIFORNIA TAX-FREE INCOME FUND, INC.
                                 777 Mariners Island Blvd.
                                San Mateo, California 94404



Franklin/Templeton Distributors, Inc
777 Mariners Island Blvd.
San Mateo, CA  94404

            Re:  Amendment of Amended and Restated Distribution Agreement

Gentlemen:

We (the "Fund") are a corporation or business trust operating as an open-end management investment company or "mutual fund," which is registered under the Investment Company Act of 1940, as amended (the "1940 Act") and whose shares are registered under the Securities Act of 1933, as amended (the "1933 Act"). You have informed us that your company is registered as a broker-dealer under the provisions of the Securities Exchange Act of 1934, as amended (the "1934 Act") and that your company is a member of the National Association of Securities Dealers, Inc.

This agreement is an amendment (the "Amendment") of the Amended and Restated Distribution Agreement (the "Agreement") currently in effect between you and us. As used herein all capitalized terms herein have the meanings set forth in the Agreement. We have been authorized to execute and deliver the Amendment to you by a resolution of our Board passed at a meeting at which a majority of Board members, including a majority who are not otherwise interested persons of the Fund and who are not interested persons of our investment adviser, its related organizations or of you or your related organizations, were present and voted in favor of such resolution approving the Amendment.

To the extent that any provision of the Amendment conflicts with any provision of the Agreement, the Amendment provision supersedes the Agreement provision. The Agreement and the Amendment together constitute the entire agreement between the parties hereto and supersede all prior oral or written agreements between the parties hereto.

Section 4. entitled "Compensation" is amended by adding the following sentences at the end of Subsection 4.B:

     The compensation provided in the Class B Distribution Plan applicable to Class B Shares (the "Class B Plan") is divided into a distribution fee and a service fee, each of which fees is in compensation for different services to be rendered to the Fund. Subject to the termination provisions in the Class B Plan, the distribution fee with respect to the sale of a Class B Share shall be earned when such Class B Share is sold and shall be payable from time to time as provided in the Class B Plan. The distribution fee payable to you as provided in the Class B Plan shall be payable without offset, defense or counterclaim (it being understood by the parties hereto that nothing in this sentence shall be deemed a waiver by the Fund of any claim the Fund may have against you). You may direct the Fund to cause our custodian to pay such distribution fee to Lightning Finance Company Limited ("LFL") or other persons providing funds to you to cover expenses referred to in Section 2(a) of the Class B Plan and to cause our custodian to pay the service fee to you for payment to dealers or others or directly to others to cover expenses referred to in Section 2(b) of the Class B Plan.

     We understand that you intend to assign your right to receive certain distribution fees with respect to Class B Shares to LFL in exchange for funds that you will use to cover expenses referred to in Section 2(a) of the Class B Plan. In recognition that we will benefit from your arrangement with LFL, we agree that, in addition to the provisions of Section 7 (iii) of the Class B Plan, we will not pay to any person or entity, other than LFL, any such assigned distribution fees related to Class B Shares sold by you prior to the termination of either the Agreement or the Class B Plan. We agree that the preceding sentence shall survive termination of the Agreement.

Section 4. entitled "Compensation" is amended by adding the following Subsection 4.C. after Subsection 4.B.:

     C. With respect to the sales commission on the redemption of Shares of each series and class of the Fund as provided in Subsection 4.A. above, we will cause our shareholder services agent (the "Transfer Agent") to withhold from redemption proceeds payable to holders of the Shares all contingent deferred sales charges properly payable by such holders in accordance with the terms of our then current prospectuses and statements of additional information (each such sales charge, a "CDSC"). Upon receipt of an order for redemption, the Transfer Agent shall direct our custodian to transfer such redemption proceeds to a general trust account. We shall then cause the Transfer Agent to pay over to you or your assigns from the general trust account such CDSCs properly payable by such holders as promptly as possible after the settlement date for each such redemption of Shares. CDSCs shall be payable without offset, defense or counterclaim (it being understood that nothing in this sentence shall be deemed a waiver by us of any claim we may have against you.) You may direct that the CDSCs payable to you be paid to any other person.

Section 11. entitled "Conduct of Business" is amended by replacing the reference in the second paragraph to "Rules of Fair Practice" with a reference to the "Conduct Rules".

Section 16. entitled "Miscellaneous" is amended in the first paragraph by changing the first letter of each of the words in each of the terms in quotations marks, except "Parent," to the lower case and giving to the term "assignment" the meaning as set forth only in the 1940 Act and the Rules and Regulations thereunder (and not as set forth in the 1933 Act and the Rules and Regulations thereunder.)

If the foregoing meets with your approval, please acknowledge your acceptance by signing each of the enclosed copies, whereupon this will become a binding agreement as of the date set forth below.

Very truly yours,

FRANKLIN CALIFORNIA TAX-FREE
INCOME FUND,INC.


By:   /s/ D. R. Gatzek
      --------------
      Deborah R. Gatzek
      Vice President &
      Assistant Secretary


Accepted:

Franklin/Templeton Distributors, Inc.


By:   /s/ H. E. Burns
      ---------------
      Harmon E. Burns
      Executive Vice President



Dated:  January 12, 1999